SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                                 METRICOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591596 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                            With a copy to:
        William D. Savoy                                     Alan Koslow
     Vulcan Northwest, Inc.                           Foster Pepper & Shefelman
110 110th Avenue, N.E., Suite 550                    1111 Third Ave., Suite 3400
   Bellevue, Washington 98004                              Seattle, WA 98101
          206-453-1940                                        206-447-4400
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 Not Applicable
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

- --------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     591596 10 1                                   PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Vulcan Ventures Incorporated    91-1374788
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Vulcan Ventures Incorporated is a Washington corporation
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                          1,888,245
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY                 n/a
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING            1,888,245
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER:
                                 n/a
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      1,888,245
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             14.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
             Vulcan Ventures Incorporated -- CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP No.     591596 10 1                                  PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Paul G. Allen
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Paul G. Allen is a U.S. Citizen
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                          25,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY                n/a
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING            25,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER:
                              n/a
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,913,245
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              14.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              Paul G. Allen -- IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              Page 4 of 10 Pages


*** NOTE: THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS BEING ELECTRONICALLY RESTATED UNDER EXCHANGE ACT RULE 13d-2(c) PURSUANT TO THE ELECTRONIC FILING OF
AMENDMENT NO. 2 ON THE DATE HEREOF.  THIS AMENDMENT NO. 1 WAS ORIGINALLY
FILED ON MARCH 8, 1995.


Item 1.  Security and Issuer

Title of Class of Equity Securities:  Common Stock of Metricom, Inc.

Names and Address of Principal Executive Officers of the Issuer:

         Robert Dilworth, Chief Executive Officer
         Leroy Nosbaum, Vice President of Sales and Marketing
         Gary Green, Chief Operating Officer
         William Swain, Chief Financial Officer

         Metricom, Inc.
         980 University Avenue
         Los Gatos, California  95030

Item 2.  Identity and Background

         Name of Person Filing: Vulcan Ventures Incorporated ("Vulcan Ventures")

         State of Organization: Washington

         Principal Business:    Investments in various companies

         Address of Principal
         Business:              110-110th Avenue N.E.,
                                Suite 550
                                Bellevue, Washington 98004

         Address of Principal
         Office:                110-110th Avenue N.E.
                                Suite 550
                                Bellevue, Washington 98004

         (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

         (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

         The names, business address, present principal occupation and citizenship of such executive officer, director or controlling person of Vulcan Ventures is as follows:

         Paul G. Allen (See Page 8 of 10)

         William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue, N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and Director of Vulcan Ventures and Vice President of Vulcan Northwest Inc. Citizenship is U.S.

                                                              Page 5 of 10 Pages

         Bert E. Kolde, Paul Allen Group, 110 - 110th Avenue N.E., Suite 530, Bellevue, Washington 98004. Principal occupation is associate of the Paul Allen Group and Vice President, Secretary, Treasurer and Director of Vulcan Ventures. Citizenship is U.S.

         To the best knowledge of Vulcan Ventures, during the last five years none of these people has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The sole source of the funds for the purchase of the 408,333 shares of common stock of the Issuer pursuant to Vulcan Venture's warrant is working capital of the reporting person. The amount of funds used in making the purchase is $8,166,660.

         Regarding Paul G. Allen (See Page 8 of 10)

Item 4.  Purpose of Transaction

         The purpose of the acquisition of securities of the Issuer is for investment purposes. Vulcan Ventures may purchase additional shares of common stock of Metricom, Inc. from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Metricom, Inc.

         Vulcan Ventures has the right to designate one director of Metricom, Inc.'s (the "Issuer") Board of Directors as long as Vulcan Ventures (together with its affiliates) holds not fewer than 933,334 shares (as presently constituted, subject to adjustment for stock splits, stock dividends and similar events) (the Minimum Amount") of common stock of Metricom, Inc. The director designated by Vulcan Ventures is subject to the approval of the Issuer's Board of Directors, but such approval shall not be unreasonably withheld.

         This right to designate a director is not assignable by Vulcan
Ventures.

         Except as set forth herein, Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in
Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) Aggregate Number of Shares of Common Stock of Metricom, Inc. Beneficially Owned: 1,888,245.

                  Percentage of Common Stock of Metricom, Inc. Owned (based on 12,963,459 shares outstanding of common stock as of November 10, 1994): 14.6%

         (b)      Sole Voting Power          1,888,245
                  Sole of Dispositive Power: 1,888,245
                  Shared Voting Power         -0-
                  Shared Dispositive Power:   -0-

         (c) No transactions in the class of securities reported on were effected the past sixty days.

         (d)      Not applicable

         (e)      Not applicable

                                                              Page 6 of 10 Pages

         To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the
Issuer:

         Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures - 1,913,245 shares (which includes the 1,888,245 shares owned by Vulcan Ventures).

         William D. Savoy, Director and Vice President of Vulcan Ventures, and Bert E. Kolde, Director and Vice President of Vulcan Ventures, do not own any shares of Metricom, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

All of these contracts, arrangements and understandings with respect to the securities of the Issuer are in the Purchase Agreement previously filed as an exhibit and summarized below.

         As long as Vulcan Ventures holds the Minimum Amount, upon the issuance by the Issuer of any securities having the right to vote in the election of directors (or options, warrants or other derivative securities upon conversion or exercise having such rights) ("Voting Securities") Vulcan Ventures has the right to purchase such portion of the securities being issued in an amount that will enable Vulcan Ventures to hold the same percentage of the Issuer's outstanding Voting Securities after the issuance of such securities as it held before the issuance of such securities.

         Vulcan Ventures has agreed with the Issuer not to offer, sell, transfer or otherwise dispose of, except for a bona fide pledge, any of the 1,575,000 shares of common stock of the Issuer (which includes 408,333 shares of common stock of the Issuer acquired under exercise of the warrants) pursuant to the Purchase Agreement ("Purchase Agreement") dated October 2, 1993 between the Issuer and Vulcan Ventures, prior to October 3, 1995 without the prior written consent of the Issuer.

         Subject to the preemptive rights described in the second preceding paragraph, from October 3, 1993 to October 3, 1996, Vulcan Ventures agreed that it and its affiliates and associates (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934) will not, directly, or indirectly, unless specifically requested by the Issuer's Board of Directors: (i) acquire any of the Issuer's business, assets or its securities, (ii) seek or propose to control the Issuer's management or its policies or enter into any discussions, negotiations or arrangements with any third party with respect to any of the foregoing. Notwithstanding the foregoing, Vulcan Ventures may acquire ownership of the Issuer's securities such that Vulcan Ventures would own, directly or indirectly, not more than 25% of the Issuer's then outstanding Voting Securities. The restrictions in this paragraph shall cease if any person or group makes a bona fide offer to purchase more than 50% of the Issuer's then outstanding Voting Securities. Notwithstanding any of the foregoing restrictions, if any person or group has acquired, directly or indirectly, more than 25% of the Issuer's then outstanding Voting Securities, Vulcan Ventures may acquire an amount of additional Voting securities that when added to the Voting Securities then owned by Vulcan Ventures would not exceed the percentage of Voting Securities owned by such other person or group.

         The Issuer has agreed with Vulcan Ventures to file with the Securities and Exchange Commission a Registration Statement on Form S-3 available for sale of the 1,575,000 shares of common stock. Vulcan Ventures agreed with the Issuer that it will not effect any sale of the shares (including the shares acquired upon exercise of the warrants) acquired under the Purchase Agreement, except as contemplated therein.

         Vulcan Ventures agreed not to sell or otherwise transfer any shares of common stock or other securities during the 180 day period following the effective date of a registration statement of the Issuer filed under the Securities Act of 1933 if requested by the Issuer and underwriter thereof provided that: (i) all officers and directors enter into similar agreements and
(ii) such 180 day period may be waived or reduced by the underwriter of such offering.

         The foregoing rights of Vulcan Ventures set forth in this Item 6 are not assignable.

                                                              Page 7 of 10 Pages

         Except as set forth above, neither Vulcan Ventures nor any of the executive officers, directors or controlling persons of Vulcan Ventures, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Other than the Stock Purchase Agreement between Metricom, Inc. as "Seller" and Vulcan Ventures Incorporated as "Purchaser" dated October 3, 1993, which was previously filed as an exhibit, there are no additional exhibits.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



- -----------------------                            --------------------------
       (Date)                                               (Signature)

                                                      Paul G. Allen, President
                                                   -----------------------------
                                                            (Name/Title)

                                                              Page 8 of 10 Pages


Item 1.  Security and Issuer

Title of Class of Equity Securities:  Common Stock of Metricom, Inc.

Name and Address of Principal Executive Officers of the Issuer:

         Robert Dilworth, Chief Executive Officer
         Leroy Nosbaum, Vice President of Sales and Marketing
         Gary Green, Chief Operating Officer
         William Swain, Chief Financial Officer

         Metricom, Inc.
         980 University Avenue
         Los Gatos, California  95030

Item 2.  Identity and Background

         (a)      Name of Person Filing: Paul G. Allen, President and sole
                                         shareholder of Vulcan Ventures
                                         Incorporated

         (b)      Business Address: 110-110th Avenue N.E.
                                    Suite 550
                                    Bellevue, Washington  98004

         (c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

                  Chairman
                  Asymetrix Corporation
                  110 - 110th Ave. N.E., Suite 717
                  Bellevue, WA  98004

         (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

         (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

         (f)      Citizenship:      U.S.

Item 3.  Source and Amount of Funds or Other Consideration

         The sole source of the funds for the purchase of the 408,333 shares of common stock of the Issuer pursuant to Vulcan Ventures' warrant is working capital of Vulcan Ventures. The amount of funds used in making the purchase is $8,166,660.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of securities of the issuer is for investment purposes. Paul G. Allen may purchase additional shares of common stock of Metricom, Inc. from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Metricom, Inc.

                                                              Page 9 of 10 Pages


Item 5.  Interest in Securities of the Issuer

         (a) Aggregate Number of Shares of Common Stock of Metricom, Inc. Beneficially Owned: 1,913,245. This amount includes: (i) 1,888,245 shares directly owned by Vulcan Ventures and (ii) 25,000 shares directly owned by Paul G. Allen.

                  Percentage of Common Stock of Metricom, Inc. Owned (based on 12,963,459 shares outstanding of common stock as of November 10, 1994): 14.8%

         (b)      Sole voting Power         25,000
                  Sole Dispositive Power:   25,000
                  Shared Voting Power        -0-
                  Shared Dispositive Power:  -0-

         (c) No transactions in the class of securities reported on were effected during the past sixty days.

         (d)      Not applicable

         (e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See a description of the contracts, arrangements, understandings or relationships with respect to securities of the Issuer between Vulcan Ventures and the Issuer under Item 6 of this Schedule regarding Vulcan Ventures (page 6 of 10). There are no other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer regarding Paul G. Allen.

Item 7.  Material to be Filed as Exhibits.

         Other than the Stock Purchase Agreement between Metricom, Inc. as "Seller" and Vulcan Ventures Incorporated as "Purchaser" dated October 3, 1993, which was previously filed as an exhibit, there are no additional exhibits.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   March 8, 1995                                     /s/ Paul G. Allen
- ----------------------                             --------------------------
      (Date)                                               (Signature)

                                                     Paul G. Allen, President
                                                   -----------------------------

                                                              (Name)

                                                             Page 10 of 10 Pages

                                INDEX TO EXHIBITS

                                                                                                  Sequential
Exhibit                                                                                           Page Number
- -------                                                                                           -----------

Stock Purchase Agreement between Metricom, Inc. and Vulcan Ventures Incorporated * dated October 3, 1993




*Previously filed.